# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lucid Group, Inc., CIK 0001811210
CUSIP: 549498103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, California (CA), 94560
Date of event which requires filing of this statement: 04/08/2025
Amends the filing with accession number 0000929638-21-000927
Filed by CIK 0001874832
Persons authorized to receive notices and communications: Lucid Group, Inc., 7373 Gateway Boulevard, Newark, California (CA), 94560, (510) 648-3553

## Reporting persons
- Ayar Third Investment Company (CIK 0001874832): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,248,197,909; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,248,197,909 (63.61% of the class)
  Comment: See Item 5 below
- Public Investment Fund (CIK 0001767640): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 8,041,393; shared voting power 2,248,197,909; sole dispositive power 2,256,239,302; shared dispositive power 0; aggregate amount beneficially owned 2,256,239,302 (63.84% of the class)
  Comment: See Item 5 below
- Turqi A. Alnowaiser: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: other (OO); sole voting power 2,214,092; shared voting power 2,248,197,909; sole dispositive power 2,214,092; shared dispositive power 0; aggregate amount beneficially owned 2,250,412,001 (63.68% of the class)
  Comment: See Item 5 below
- Yasir Alsalman: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: other (OO); sole voting power 401,454; shared voting power 2,248,197,909; sole dispositive power 401,454; shared dispositive power 0; aggregate amount beneficially owned 2,248,599,363 (63.62% of the class)
  Comment: See Item 5 below

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Lucid Group, Inc.
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, California (CA), 94560
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the initial statement on Schedule 13D, filed on July 27, 2021 (the "Initial Schedule 13D") by the undersigned, and amendment No. 1 to the Initial Schedule 13D, filed on November 15, 2022 ("Amendment No. 1"), amendment No. 2 to the Initial Schedule 13D, filed on December 22, 2022 ("Amendment No. 2"), amendment No. 3 to the Initial Schedule 13D, filed on June 26, 2023 ("Amendment No. 3"), amendment No. 4 to the Initial Schedule 13D filed on April 2, 2024 ("Amendment No. 4"), amendment No. 5 to the Initial Schedule 13D filed on April 2, 2024 ("Amendment No. 5") and amendment No. 6 to the Initial Schedule 13D filed on October 30, 2024 ("Amendment No. 6" and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, referred to as the "Prior Schedule 13D"). This Amendment No. 7 amends the Prior Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings given to them in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Public Investment Fund of Saudi Arabia ("PIF"), Ayar Third Investment Company ("Ayar"), Turqi A. Alnowaiser, Yasir Alsalman (the "Reporting Persons")
Residence or business address: The Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia
Present principal occupation or employment: PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia. Ayar is a wholly-owned subsidiary of PIF. In its capacity as the parent company and ultimate controlling party of Ayar, PIF beneficially owns, and has both dispositive and voting power over, all of the securities reported herein held by Ayar. Mr. Turqi A. Alnowaiser and Mr. Yasir Alsalman are the co-managers of Ayar, and in such capacity have the authority to vote the securities held by Ayar as reported herein. Neither Mr. Alnowaiser nor Mr. Alsalman has individual dispositive power with respect to any securities held by Ayar, as reported herein, and each disclaims beneficial ownership of the shares held by Ayar, as reported herein. See Item 5.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: The Kingdom of Saudi Arabia

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 2, 2025, Lucid Group, Inc. (the "Issuer") announced it had priced an offering of $1,100,000,000 aggregate principal amount of 5.00% convertible senior notes due 2030 (the "notes").

In connection with the pricing of the notes, Ayar entered into a privately negotiated prepaid forward share purchase transaction (the "prepaid forward transaction") with Citibank N.A. (the "forward counterparty"), pursuant to which Ayar will purchase 179,166,667 shares of Class A common stock, par value $0.0001 per share ("Common Stock") of the Issuer for $430,000,000.80 with delivery of those shares to occur no later than April 1, 2030, subject to the forward counterparty's right to settle its delivery obligations prior to that date and subject to the optional cash settlement provisions of the prepaid forward transaction and the other conditions set forth in the agreement governing the prepaid forward transaction. The prepaid forward transaction is generally intended to facilitate privately negotiated derivative transactions, including swaps, between the forward counterparty or its affiliates and investors in the notes relating to the Issuer's common stock by which investors in the notes will hedge their investments in the notes. The prepaid forward transaction was subject to termination if the issuance of the notes was not consummated. The settlement of the issuance of the notes occurred on April 8, 2025.

The description of the prepaid forward transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Stock Purchase Transaction Agreement included as Exhibit 16 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
PIF directly owns 8,041,393 shares of Common Stock and has sole voting and dispositive power of such shares. PIF may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,248,197,909 shares of Common Stock directly owned by Ayar, including 304,262,653 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 181,087,965 shares of Common Stock issuable upon conversion of the Series B Preferred Stock as of the date hereof, aggregating to a beneficial ownership of 2,256,239,302 shares. The number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as of the date hereof reflects increases in the compounded returns on the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock in accordance with the terms thereof. The Ayar securities and the shares of Common Stock held directly by PIF represent approximately 63.84% of the Issuer's issued and outstanding shares Common Stock. PIF disclaims beneficial ownership of the Ayar securities except to the extent of its pecuniary interest therein.

Ayar directly owns 2,248,197,909 shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof, and has shared voting power over such shares, which represent approximately 63.61% of the Issuer's issued and outstanding shares of Common Stock.

Mr. Alnowaiser, as the co-manager of Ayar, has shared voting power over 2,248,197,909 shares of Common Stock held by Ayar, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,214,092 shares of Common Stock held in his name (which amount includes 96,822 restricted stock units that will not vest in the next 60 days). Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 2,250,412,001 shares of Common Stock, representing approximately 63.68% of the Issuer's issued and outstanding shares of Common Stock. Mr. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.

Mr. Alsalman, as the co-manager of Ayar, has shared voting power over 2,248,197,909 shares of Common Stock held by Ayar, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof. In addition, Mr. Alsalman has sole voting and dispositive power over 401,454 shares of Common Stock held in his name. Accordingly, Mr. Alsalman may be deemed the beneficial owner of an aggregate of 2,248,599,363 shares of Common Stock, representing approximately 63.62% of the Issuer's issued and outstanding shares of Common Stock. Mr. Alsalman disclaims beneficial ownership of any securities held by Ayar.

The percentages set forth in this Item 5(a) are based on 3,048,800,731 shares of Common Stock issued and outstanding as of March 31, 2025, as provided by the Issuer. The amounts above do not include any shares deliverable in the future to Ayar pursuant to the prepaid forward transaction.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See section (a)
Transactions in the class effected during the past sixty days: Ayar entered into the Forward Stock Purchase Transaction Agreement, agreeing to purchase an aggregate of 179,166,667 shares of Common Stock for $2.40 per share, to be delivered in the future, no later than April 1, 2030.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 16. Forward Stock Purchase Transaction Agreement dated April 2, 2025 between Citibank, N.A. and Ayar Third Investment Company

## Signatures
- Ayar Third Investment Company: /s/ Turqi Alnowaiser, Turqi Alnowaiser (04/10/2025)
- Public Investment Fund: /s/ Yasir O. AlRumayyan, Yasir O. AlRumayyan, Governor (04/10/2025)
- Turqi A. Alnowaiser: /s/ Turqi Alnowaiser, Turqi Alnowaiser (04/10/2025)
- Yasir Alsalman: /s/ Yasir Alsalman, Yasir Alsalman (04/10/2025)